Exhibit 99.1

Cheer Holding Announces Fiscal Year 2025 Financial Results

BEIJING, March 23, 2026 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced its financial results for the fiscal year ended December 31, 2025. The Company’s Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on March 20, 2026.

Management Commentary

“We are pleased to report another year of solid financial performance, driven by continued momentum across our CHEERS ecosystem,” said Mr. Bing Zhang, Chairman and Chief Executive Officer of Cheer Holding. “Revenue growth was supported by new customer contributions, while we continued to advance our strategic focus on artificial intelligence and have begun laying the groundwork for overseas expansion. With a strong balance sheet, we remain well-positioned to execute our long-term vision of becoming a global leader in AI-powered digital ecosystems.”

Financial Highlights For The Year Ended December 31, 2025

●	Total revenues increased by 1.1% to $148.8 million, compared to $147.2 million in 2024.

●	Income from operations increased by 2.7% to $26.3 million, compared to $25.6 million in 2024.

●	Net income attributable to Cheer Holding’s shareholders was $25.6 million, compared to $26.0 million in the prior year.

●	Cash and cash equivalents stood at $242.1 million as of December 31, 2025, up from $197.7 million at the end of 2024.

Operational Highlights

●	As of December 31, 2025, cumulative app downloads across the Company’s platforms reached 550 million, representing a 5.0% increase from 523.3 million as of December 31, 2024.

●	The Company has initiated a strategic pivot toward global markets, with a dedicated AI portrait and video product line anticipated to begin beta testing in the second quarter of 2026.

About Cheer Holding, Inc.

Cheer Holding is a leading provider of next-generation mobile internet infrastructure and platform services in China. The Company operates a comprehensive digital ecosystem integrating platforms, applications, technology, and industry, with a focus on AI-driven content creation, e-commerce, and metaverse development. For more information, please visit ir.gsmg.co.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements include, but are not limited to, our success in our artificial intelligence initiatives, changes or other circumstances that could affect the Company’s ability to continue successful development and launch of global expansion, artificial intelligence initiatives and technology infrastructure; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors, or that the Company will be able to continue to have its Class A ordinary shares listed on The Nasdaq Capital Market. In addition, the Company is subject to a number of risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 20, 2026. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

James Li

Email: ir@gsmg.co

Tel: +86 10 6778 2900 (CN)

CHEER HOLDING, INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$242,082	$197,660
Accounts receivable, net	79,681	77,074
Prepayment and other current assets, net	44,822	30,834
Total current assets	366,585	305,568

Property, plant and equipment, net	17	33
Intangible assets, net	34,734	40,531
Deferred tax assets	-	72
Unamortized produced content, net	17	16
Right-of-use assets	261	371
Other non-current assets	77	-
Total non-current assets	35,106	41,023
TOTAL ASSETS	$401,691	$346,591

Liabilities and Shareholders’Equity
Current liabilities:
Short-term bank loans	$6,435	$9,590
Accounts payable	2,744	2,039
Contract liabilities	1	27
Accrued liabilities and other payables	444	1,941
Due to related parties	2,753	1,100
Other taxes payable	19,285	25,095
Lease liabilities current	127	109
Total current liabilities	31,789	39,901

Long-term bank loan	-	1,370
Lease liabilities non-current	134	250
Total non-current liabilities	134	1,620
TOTAL LIABILITIES	$31,923	$41,521

Shareholders’ Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 shares authorized as of December 31, 2025 and 2024; nil and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively)	$-	$-
Class A Ordinary shares (par value of $0.05 per share; 500,000,000 shares and 200,000,000 authorized as of December 31, 2025 and 2024, respectively; 4,686,248 and 205,711 shares issued and outstanding as of December 31, 2025 and 2024, respectively)*	234	10
Class B Ordinary shares (par value of $0.001 per share; 500,000 shares authorized as of December 31, 2025 and 2024; 500,000 and 500,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	-	-
Additional paid-in capital	137,734	113,485
Statutory reserve	1,411	1,411
Retained earnings	232,745	207,128
Accumulated other comprehensive loss	(2,441)	(17,041)
TOTAL CHEER HOLDING, INC SHAREHOLDERS’ EQUITY	369,683	304,993
Non-controlling interest	85	77
TOTAL SHAREHOLDERS’ EQUITY	369,768	305,070
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$401,691	$346,591

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of Class A at a ratio of one-for-fiftieth (50) effective on December 22, 2025.

CHEER HOLDING, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2025	2024	2023

Revenues	$148,835	$147,196	$152,327

Operating expenses:
Cost of revenues	(43,209)	(39,388)	(39,549)
Selling and marketing	(69,441)	(75,289)	(76,200)
General and administrative	(4,724)	(3,499)	(5,658)
Research and development	(5,173)	(3,428)	(1,635)
Total operating expenses	(122,547)	(121,604)	(123,042)

Income from operations	26,288	25,592	29,285

Other income (expenses):
Interest income, net	69	262	3
Change in fair value of warrant liability	-	-	86
Other (expenses) income, net	(663)	80	1,215
Total other (expenses) income	(594)	342	1,304

Income before income tax	25,694	25,934	30,589
Income tax (expense) benefit	(73)	34	(61)
Net income	25,621	25,968	30,528
Less: net gain attributable to non-controlling interest	4	2	51
Net income attributable to Cheer Holding, Inc.’s shareholders	$25,617	$25,966	$30,477

Other comprehensive gain (loss)
Unrealized foreign currency translation gain (loss)	14,604	(8,175)	(2,233)
Comprehensive income	40,225	17,793	28,295
Less: comprehensive gain (loss) attributable to non-controlling interests	8	(1)	3
Comprehensive income attributable to Cheer Holding, Inc.’s shareholders	$40,217	$17,794	$28,292

Earnings per ordinary share
Basic and dilutive*	$24.07	$125.72	$150.31

Weighted average shares used in calculating earnings per ordinary share
Basic and dilutive*	1,064,433	206,544	172,750

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation of Class A at a ratio of one-for-fiftieth (50) effective on December 22, 2025.

CHEER HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,621	$25,968	$30,528
Adjustments to reconcile net income to net cash provided by operating activities:
(Reversal of provision) provision for credit losses	(2,939)	(20)	2,096
Provision for unamortized produced content	-	-	112
Depreciation and amortization	6,882	3,781	3,385
Impairment of intangible assets	1,199	-	-
Amortization of right-of-use assets	122	41	394
Loss from early termination of right-of-use assets	-	15	-
Deferred income tax expense (benefits)	73	(33)	63
Share based compensation for employees	3,429	1,745	-
Written off of property and equipment	11	2	2
Amortization of loan origination fees	-	10	16
Change in fair value of warrant liability	-	-	(86)
Income from waive of other payables	(22)	(156)	-
Changes in assets and liabilities
Accounts receivable	1,538	1,924	15,205
Prepayment and other current assets	(10,218)	(514)	(22,270)
Unamortized produced content	-	(16)	682
Accounts payable	599	(7,402)	3,325
Contract liabilities	(26)	(101)	(14)
Accrued liabilities and other payables	(1,497)	-	(370)
Other taxes payable	(6,722)	(2,347)	9,477
Lease liabilities	(111)	(22)	(371)
Net cash provided by operating activities	17,939	22,875	42,174

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	-	(1)	(3)
Purchase of intangible assets	(709)	(24,861)	-
Net cash used in investing activities	(709)	(24,862)	(3)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	7,652	12,507	4,660
Repayments of short-term bank loans	(12,522)	(6,949)	(4,802)
Proceeds from long-term bank loans	-	-	1,412
Payment of loan origination fees	-	(32)	(58)
Contribution (withdrawal of) from shareholders	-	5,525	(791)
Borrowings from related parties	1,650	-	1,600
Repayments to related parties	-	(500)	-
Proceeds from issuance of ordinary shares in connection with a private placement	21,044	-	80,000
Net cash provided by financing activities	17,824	10,551	82,021

Effect of exchange rate changes	9,368	(5,429)	(149)

Net increase in cash and cash equivalents	44,422	3,135	124,043
Cash and cash equivalents, at beginning of year	197,660	194,525	70,482
Cash and cash equivalents, at end of year	$242,082	$197,660	$194,525

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$366	$325	$271
Income tax paid	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Acquisition of intangible assets from prepayments	$14,390	$4,464	$4,464
Right-of-use assets obtained in exchange for operating lease liabilities	$-	$385	$-

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